Exhibit 99.1

27 November 2023

Biodexa Pharmaceuticals PLC

(“Biodexa” or the “Company”)

Biodexa Enters Into Agreements to Acquire Exclusive Worldwide License to Tolimidone, a Phase II Ready Asset for Type 1 Diabetes

Highlights:

•	Acquisition of exclusive worldwide license to develop and commercialize tolimidone
•	Phase II ready with encouraging signals of β cell proliferation in preclinical models
•	Extensive safety database as Tolimidone exposed to approximately [700] patients in other indications

Biodexa Pharmaceuticals PLC, (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, is pleased to announce that it has entered into an agreement for the assignment of Adhera Therapeutics, Inc.’s (“Adhera’s”) rights to tolimidone (formerly coded MLR-1023) under an exclusive, worldwide, sub-licensable license from Melior Pharmaceuticals I, Inc. (“Melior”) to develop, manufacture, commercialize or otherwise exploit tolimidone.

About tolimidone

Tolimidone was originally discovered by Pfizer Inc. (“Pfizer”) and was developed through Phase II for the treatment of gastric ulcers. Pfizer undertook a broad pre-clinical program to characterize the pharmacology, pharmacokinetics, metabolism and toxicology of tolimidone. Pfizer discontinued development of the drug due to lack of efficacy for that indication in a Phase II clinical trial.

Tolimidone is a selective activator of the enzyme lyn kinase which increases phosphorylation of insulin substrate -1, thereby amplifying the signalling cascade initiated by the binding of insulin to its receptor.

Commenting, Stephen Stamp, CEO and CFO of Biodexa, said: “Tolimidone offers the exciting potential to radically improve disease management for millions of Type-1 diabetes patients. We are eager to initiate a Phase II clinical programme as expeditiously as possible to deliver a positive impact on those patient’s lives. For Biodexa, we believe this deal will significantly strengthen and diversify our pipeline offering existing and new investors greater opportunities for value creation.”

Tolimidone in T1D

Biodexa plans to develop tolimidone for the treatment of Type-1 diabetes (T1D).

Tolimidone’s potential utility in T1D has been demonstrated by several ground-breaking studies conducted by Professor Jean Buteau at the University of Alberta, where lyn kinase was identified as a key factor for beta cell survival and proliferation in in vitro and in vivo models. Most importantly, tolimidone was able to induce proliferation in beta cells isolated from human cadavers. From a mechanism of action perspective, tolimidone has been shown to both prevent beta cell degradation and to stimulate beta cell proliferation.

As a first step in the planned continued clinical development of tolimidone, the Company intends to conduct a Phase Ib dose confirmation study in conjunction with the Alberta Diabetes Institute at the University of Alberta to establish the minimum effective dose of tolimidone in patients with T1D. The Phase II study is expected to be a double-blind, placebo-controlled study of approximately 35 patients with T1D over a period of four months with C-peptide levels as primary end-point. C-peptide is known to correlate with insulin levels in the body.

Type 1 and Type 2 Diabetes

T1D and Type 2 diabetes (“T2D”) both occur when the body cannot produce sufficient levels of insulin, the hormone essential for regulating glucose levels in the blood. Insufficient levels of insulin results in high blood sugar levels leading to potentially serious complications. T1D usually appears first in children and adolescents, but it can also occur in adults. In T1D, the body’s immune system attacks pancreatic beta cells so that they can no longer produce insulin. The causes of T1D are not fully understood and there is currently no cure. Patients with T1D are dependent on daily administration of insulin (via injection or infusion). In a meta analysis of 1,202 articles and 193 studies, the incidence of T1D was shown to be 15 per 100,000 with a prevalence of 9.5 per 10,000 of the population1.

Tolimidone in T2D

Melior initially evaluated tolimidone for the treatment of T2D. In studies conducted in in vivo models of T2D diabetes, tolimidone decreased blood glucose levels in mouse and rat oral glucose tolerance tests, in db/db mice and Zucker rats. Blood glucose lowering was produced with both acute and chronic dosing regimens.

Melior, in partnership with Bukwang Pharmaceutical Co. Ltd. (“Bukwang”), conducted two Phase II studies in T2D. In the first Phase II study, 130 patients were treated with four active doses; 100mg once daily, 100mg twice daily, 200mg one daily and 200mg twice daily for four weeks. The primary endpoint was a mixed meal tolerance test, or MMTT, conducted on day one and day 29 and fasting plasma glucose, or FPG, was monitored weekly. Top line results from analyses of covariance, or ANCOVA, showed statistically significant (p=0.0079) improvement in MMTT and FPG in the 100mg once daily dosed group. In addition, there was a statistically significant decrease in MMTT in the 100mg twice daily dosed group. In general, favorable drug effects in all dose groups were suggestive of decreases in MMTT and FPG even when not statistically significant. Beneficial changes were also observed in all lipid parameters, though only triglycerides exhibited statistically significant differences.

About the Proposed Transaction

In connection with the assignment, the Company agreed to pay up an upfront payment to Adhera and certain secured noteholders of Adhera, in the form of cash, with respect to Adhera, and the Company’s American Depositry Shares, with respect to the secured noteholders, and such parties are eligible to receive additional payments, in the form of cash and/or American Depositary Shares, upon the achievement of certain milestones. In addition, in connection with the license, the Company has agreed to issue to Melior and Bukwang American Depositary Shares. The Company would also be obligated to pay single digit tiered royalties on net sales of tolimidone.

The assignment of rights by Adhera, and the related effectiveness of the license, are each subject to certain closing conditions. The transaction is expected to close in the fourth quarter of 2023.

1.	National Library of Medicine, Mobasseri et al., published online 2020 Mar 30. doi: 10.34172/hpp.2020.18

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 20480 180
www.biodexapharma.com
Edison Group (US Investor Relations)
Alyssa Factor
Tel: +1 (860) 573 9637
Email: afactor@edisongroup.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain. The Company’s lead candidate, MTX110, is being studied in aggressive rare/orphan brain cancer indications including recurrent glioblastoma and diffuse midline glioma.

MTX110 is a liquid formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at potentially therapeutic doses directly to the site of the tumour, by-passing the blood-brain barrier and avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.”   Examples of forward-looking statements include, among others, statements we make regarding the assignment of rights to tolimidone and related license from Melior and the Company’s ability to close the transaction, potential uses by the Company of tolimidone, information related to clinical trials, and potential benefits of tolimidone.Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.